

Andrew Levy · 3rd

President, RockRidge Financial Services, LLC Helping CEOs sleep well through financial leadership.

Norcross, Georgia, United States · 256 connections ·

Contact info

RockRidge Financial Services

University of Connecticut

Providing services

Management Consulting, Financial Advisory, Strategic Planning, and Outsourcing

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Experience

Owner

RockRidge Financial Services

May 2006 – Present · 15 yrs 1 mo

Atlanta, Georgia, United States

Helped client company sell to Fortune 500. Negotiated deal terms on the acquisition of numerous companies in retail, manufacturing, and distribution. Raised capital from angel, private equity groups, VC, and institutional investors. Helped business owners smile more.

CFO and Director of HR

Monarch Computer Systems · Full-time

2002 – 2006 · 4 yrs

Fractional CFO/Controller for firm clients

Aprio (f.k.a. Habif Arogeti and Wynne)

2000 – 2002 · 2 yrs

Credit Manager and Internal Auditor

SunTrust Bank

1995 – 2000 · 5 yrs

Education

University of Connecticut

MBA, Accounting and Finance

1993 – 1995

Franklin & Marshall College

BA, Bus Mgmt

1987 – 1991

Licenses & certifications

CPA, CBA (certified bank auditor)

Volunteer experience

Mentor in Residence and guest lecturer
The George Washington University School of Business

Mentor in Residence and guest lecturer at George Washington University School of Business and Entrepreneurship programs